# Mobodexter Inc.

## Consolidated Financial Statements

Years Ended December 31, 2014 and 2015

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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# Table of Contents

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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### Consolidated Balance Sheets
### (in USD)

| | December 31, | |
| --- | --- | --- |
| | **2014** | **2015** |
| **Assets** | | |
| Current assets | | |
|     Cash | $ 20,421 | $ 24,475 |
|       Accounts receivable | 20,129 | 4,152 |
|       Other current assets | 9,902 | 19,755 |
|   Total current assets | 50,452 | 48,382 |
| Equipment, net | 12,404 | 8,921 |
| Other noncurrent assets | - | 139 |
| **Total Assets** | $ 62,856 | $ 57,442 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
|     Accounts payable | $ 6,915 | $ 6,620 |
|     Accrued liabilities | 31,383 | 46,499 |
|   Total current liabilities | 38,298 | 53,119 |
| | | |
| Notes payable | 80,561 | 122,545 |
| | | |
| Common stock | | |
|     Common stock; par value of $0.01 per share; | | |
|     1,000 shares authorized; 200 shares issued | | |
|     and outstanding as of December 31, 2015 | 2 | 2 |
| Additional paid-in capital | 17,852 | 22,708 |
| Accumulated deficit | (73,857) | (140,932) |
| Total stockholders' equity | (56,003) | (118,222) |
| **Total Liabilities and Stockholders' Equity** | $ 62,856 | $ 57,442 |

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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**Consolidated Statements of Operations**
**(in USD)**

| | Year ended December 31, | |
| --- | --- | --- |
| | **2014** | **2015** |
| Revenues | $ 151,680 | $ 205,606 |
| Cost of revenues | - | - |
| Gross profit | 151,680 | 205,606 |
| Operating expenses | | |
| Sales & marketing expense | 15,097 | 19,220 |
| Research & development expense | 149,045 | 193,370 |
| General & administrative expense | 51,528 | 61,976 |
| Total operating expenses | 215,670 | 274,566 |
| Operating income (loss) | (63,990) | (68,960) |
| Other income (loss) | 2,165 | 2,821 |
| Income tax benefit (expense) | (571) | (936) |
| Net income (loss) | $ (62,396) | $ (67,075) |

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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## Consolidated Statements of Stockholders' Equity
## Years Ended December 31, 2014 and 2015
### (in USD)

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances - December 31, 2013** | $ - | $ - | $ 1,617 | $ (11,461) | $ (9,844) |
| Capital contribution | 200 | 2 | 16,629 | - | 16,631 |
| Currency translation | - | - | (34) | - | (34) |
| Net income (loss) | - | - | - | (62,396) | (62,396) |
| **Balances - December 31, 2014** | 200 | 2 | 18,212 | (73,857) | (55,643) |
| Capital contribution | - | - | 5,000 | - | 5,000 |
| Currency translation | - | - | (504) | - | (504) |
| Net income (loss) | - | - | - | (67,075) | (67,075) |
| **Balances - December 31, 2015** | 200 | $ 2 | $ 22,708 | $ (140,932) | $ (118,222) |

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
_____

**Consolidated Statements of Cash Flows**
**(in USD)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2014** | **2015** |
| **Cash Flows from Operations** | | |
| Net income (loss) | $ (62,396) | $ (67,075) |
| Adjustments to net income (loss) | | |
| Depreciation and amortization | 3,195 | 3,614 |
| Stock-based compensation | - | - |
| Changes in assets and liabilities | - | |
| Accounts receivable | (17,429) | 15,977 |
| Other assets | (9,802) | (10,831) |
| Accounts payable | 5,559 | 544 |
| Accrued liabilities | 31,383 | 15,116 |
| Deferred revenues | - | - |
| **Total Cash Flows from Operations** | (49,490) | (42,655) |
| | | |
| **Cash Flows from Investments** | | |
| Purchase of equipment | (12,907) | (726) |
| **Total Cash Flows from Investments** | (12,907) | (726) |
| | | |
| **Cash Flows from Financing** | | |
| Capital contribution | 16,269 | 5,000 |
| Issuance of Common Stock | 2 | - |
| Issuance of notes payable | 62,916 | 42,435 |
| **Total Cash Flows from Financing** | 79,187 | 47,435 |
| | | |
| **Total Cash Flows** | 16,790 | 4,054 |
| **Beginning Cash Balance** | 3,631 | 20,421 |
| **Ending Cash Balance** | $ 20,421 | $ 24,475 |

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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**Note 1 – Company Background and Basis of Presentation**

Mobodexter Inc. ("Mobodexter" or the "Company"), was incorporated as a Delaware corporation on November 22, 2013. The Company's headquarters are in Valley Cottage, New York.

Mobodexter is in the process of endeavoring to develop and commercialize a platform-as-a-service ("PaaS") solution through which customers can access and interact with the Internet of Things ("IoT").

*Consolidation*

Currently, the Company is owned by the two cofounders, who together own 100% of the outstanding stock of the Company. In addition to Mobodexter Inc., the Company's two stockholders also own and exercise complete control of three other related entities, two in India and one in Singapore, all of which operate under the name of "Mobodexter".

The accounts and transactions of all four related entities have been consolidated in these financial statements. All balances and transactions between related entities have been eliminated in consolidation.

*Foreign Currency Translation*

The functional currency of the two related entities in India is the Indian Rupee, and the functional currency of the related entity in Singapore is the Singaporean Dollar. The functional currency of the entity in the United States is the United States Dollar. The reporting currency of the consolidated financial statements is the United States Dollars. In consolidation, the financial statements of the international entities have been translated to be presented in United States Dollars.

The international entities' statements of operations and statements of cash flows have been translated using the average exchange rates for the years presented. Their balance sheets and statements of equity have been translated using the exchange rates effective on December 31, 2014 and 2015, respectively.

*Revenue Recognition*

To date, all revenues have been earned through engineering consulting services, rather than through delivery of the Company's PaaS solution. Revenues for consulting services are recognized when such services have been delivered, the Company has invoiced for such services, and collection of invoiced amounts is reasonably assured.

*Use of Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions about future events that affect certain currently reported amounts and disclosures. Actual future results may differ significantly from management's estimates.

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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**Note 2 – Cash**

Substantially all of the Company's cash is held in a large, widely recognized bank, which management considers financially stable. Cash balances were approximately $20,000 and $24,000 as of December 31, 2014 and 2015, respectively.

**Note 3 – Accounts Receivable**

Accounts receivable consist of amounts the Company has invoiced to customers for services and which the Company has not yet collected. Such amounts totaled approximately $20,000 and approximately $4,000 at December 31, 2014 and 2015, respectively.

**Note 4 – Other Current Assets**

Other current assets consist primarily of prepayments for expenses. Such amounts totaled approximately $10,000 and $20,000 at December 31, 2014 and 2015, respectively.

**Note 5 – Equipment**

Equipment, net of accumulated depreciation, consists of tangible equipment, such as computer equipment, office equipment and furniture and fixtures, purchased by the Company. Computer equipment and office equipment are being depreciated over a period of three years. Furniture and fixtures are being depreciated over a period of five years.

The net equipment balances were approximately $12,000 and $9,000 as of December 31, 2014 and 2015, respectively. Depreciation expense totaled approximately $20,000 and $61,000 during the years ended December 31, 2014 and 2015, respectively.

**Note 6 – Accounts Payable**

Accounts payable consist of outstanding amounts owed to trade creditors. Such balances were approximately $7,000 and $7,000 at December 31, 2014 and 2015, respectively.

**Note 7 – Accrued Liabilities**

Accrued liabilities consist primarily of accrued payroll obligations and related costs and lease obligations. Accrued liabilities were approximately $31,000 and $46,000 as of December 31, 2014 and 2015, respectively.

**Note 8 – Notes Payable**

Notes payable represent amounts of outstanding debts owed to lenders. Such debts totaled approximately $81,000 and $123,000 as of December 31, 2014 and 2015, respectively.

*Mobodexter Inc.*
*Consolidated Financial Statements for Years Ended December 31, 2014 and 2015*
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**Note 9 – Common Stock**

The Company is authorized to issue 1,000 shares of Common Stock. As of December 31, 2015, 200 shares were issued and outstanding. All of these shares were held by the Company's two cofounders, who continue to direct the strategy and operations of the Company.

**Note 10 – Additional Paid-in Capital**

Additional paid-in capital consists of monetary contributions by the stockholders in excess of the par value of the Common Stock ($0.01 per share). Such cumulative amounts totaled approximately $18,000 and $23,000 as of December 31, 2014 and 2015.

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